FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

HSBC HOLDINGS PLC

 17 March 2017

Transaction in own shares

HSBC Holdings plc (the Company) announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 each on the London Stock Exchange from Credit Suisse Securities (Europe) Limited (Credit Suisse) as part of its buyback announced on 22 February 2017.

Date of purchase:	17 March 2017
Number of ordinary shares of US$0.50 each purchased:	4,431,649
Highest price paid per share:	£6.7060
Lowest price paid per share:	£6.5960
Volume weighted average price paid per share:	£6.6462

Following the cancellation of the repurchased shares, the Company will have 20,193,649,570 ordinary shares in issue, including 325,273,407 ordinary shares which are held in treasury. Therefore the total voting rights in HSBC Holdings plc will be 19,868,376,163. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8689Z_-2017-3-17.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lauren Brown
Shareholder Services Team
+44 (0) 207 992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 17 March 2017